EXHIBIT 99.1

Rubico Announces Pricing of $7.5 Million Underwritten Public Offering

ATHENS, Greece, Nov. 05, 2025 (GLOBE NEWSWIRE) -- Rubico Inc. (“Rubico” or the “Company”) (Nasdaq: RUBI), a global provider of shipping transportation services specializing in the ownership of vessels, today announced the pricing of its underwritten public offering of 12,315,270 units at a public offering price of $0.609 per unit. Each unit consists of one common share and one Class A warrant to purchase one common share.

Each warrant will expire one (1) year from the date of issuance, will be immediately exercisable upon issuance at an initial exercise price of $0.609 per share, subject to adjustment on the fourth and eighth trading days following the closing of the offering to 70% and 50%, respectively, of the initial exercise price, and the number of common shares underlying the warrants will be proportionally increased. The warrants may also be exercised on a zero cash exercise option pursuant to which the holder may exchange each warrant for twice the number of common shares issuable on a cash exercise of the warrant. Prior to the closing of this offering, the Company anticipates having 5,297,366 common shares outstanding.

Gross proceeds to the Company, before deducting underwriting discounts and commissions and other offering expenses, are expected to be approximately $7.5 million. The offering is expected to close on or about November 6, 2025, subject to the satisfaction of customary closing conditions.

Maxim Group LLC is acting as sole book-running manager in connection with the offering.

The Company has granted the underwriters a 45-day option to purchase up to an additional 1,847,290 common shares and/or additional warrants to purchase up to 1,847,290 common shares, at its respective public offering price less underwriting discounts and commissions.

A registration statement on Form F-1 (File No. 333-290426), as amended, was filed with the U.S. Securities and Exchange Commission (“SEC”) and became effective in accordance with Section 8(a) of the Securities and Exchange Act of 1933, as amended, on November 4, 2025. A final prospectus relating to the offering will be filed with the SEC and will be available on the SEC’s website at http://www.sec.gov. The offering is being made only by means of a prospectus forming part of the effective registration statement. Electronic copies of the prospectus relating to this offering, when available, may also be obtained from Maxim Group LLC, 300 Park Avenue, 16th Floor, New York, New York 10022, Attention: Syndicate Department, by telephone at (212) 895-3745 or by email at syndicate@maximgrp.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Rubico Inc.

Rubico Inc. is a global provider of shipping transportation services specializing in the ownership of vessels. The Company is an international owner and operator of two modern, fuel efficient, eco 157,000 dwt Suezmax tankers.

The Company is incorporated under the laws of the Republic of the Marshall Islands and has executive offices in Athens, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “RUBI”.

Please visit the Company’s website at: https://rubicoinc.com/

Forward Looking Statements

This communication contains “forward-looking statements.” Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions that are other than statements of historical fact are forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant risks, uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, the Company cannot provide assurance that it will achieve or accomplish these expectations, beliefs or projections. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons, including as described in the Company’s filings with the SEC. As a result, you are cautioned not to unduly rely on any forward-looking statements, which speak only as of the date of this communication.

Factors that could cause actual results to differ materially from those discussed in the forward-looking statements include, among other things: statements regarding the completion of the offering; the satisfaction of customary closing conditions related to the offering; the Company’s future operating or financial results; the Company’s liquidity, including its ability to service any indebtedness; changes in shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations; broader market impacts arising from war (or threatened war) or international hostilities; risks associated with pandemics; uncertainties surrounding recently implemented and suspended port fee regimes in the United States and China; and other factors listed from time to time in the Company’s filings with the SEC. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. You should, however, review the factors and risks the Company describes in the reports it files and furnishes from time to time with the SEC, which can be obtained free of charge on the SEC’s website at www.sec.gov.

Contact Information

Nikolaos Papastratis
Chief Financial Officer
Rubico Inc.
Tel: +30 210 812 8107
Email: npapastratis@rubicoinc.com